UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Date: September 4, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Report 2018
99.2	Notification Letter and Request Form for Non-Registered Holders

Exhibit 99.1

Contents

2	CHAIRMAN’S STATEMENT

4	KEY FIGURES

5	BUSINESS OVERVIEW

9	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

11	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

13	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

14	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

15	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

45	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

46	OTHER INFORMATION

Chairman’s Statement

Dear Shareholders,

The global economic upswing continued to strengthen in the first half of 2018. However, uncertainties still exit under the global economy and international oil prices remain volatile. Against this complicated environment, the Company continued to capitalize on its strengths to explore comparative advantage and develop innovative ideas in an effort to reach its potential. During the period, the Company put quality first and gave priority to performance and achieved outstanding results.

The Company continued to follow a value-driven exploration strategy in offshore China. In the first half of the year, the Company made six commercial discoveries and drilled 33 successful appraisal wells. Bozhong 19-6 was appraised and confirmed to be the largest gas field in Bohai area. It is expected to become a hundred-million-ton class gas field and to provide high-quality low-carbon energy to North China. In addition, Bozhong 29-6 was successfully appraised and is expected to become a 100-million-ton class oilfield.

Regarding our overseas operations, the Company continued to focus on strategic core areas. Three new discoveries, including Ranger, Pacora and Longtail, were made in Guyana year to date. In addition, the Liza field was successfully appraised, further enhancing the asset value and providing a solid resource base for future project development. The Company also successfully completed the integration of its overseas management structure in the first half of this year, which further enhanced the level of operation management of its overseas assets. Going forward, the Company will continue to acquire high-quality exploration blocks overseas, optimize its overseas asset portfolio and further promote global development.

At the beginning of this year, the Company set an annual production target of 470-480 million barrels of oil equivalent (BOE). Through careful cultivation, the Company maintained efficient oil and gas operations and successfully achieved its target for the first half of the year and net production amounted to 238.1 million BOE. During the period, the Company made considerable efforts to kick off the “Bohai oilfield stable production of 30 million tons for another 10 years” project, which further enhanced its oil and gas supply capability. To date, two out of the five new projects planned for 2018 have already commenced production and the remaining projects are also progressing smoothly.

During the low oil price cycle, the Company worked hard to improve its ability in cost control and sustainable development through management optimization and technological innovation. Despite international oil prices rebound and industry costs inflation, the Company maintained a competitive all-in cost of US$31.83 per BOE during the first half of the year.

In the first half of 2018, the Company continued to strengthen its refined management and maintained good profitability and sound financial position. Oil and gas sales revenue reached RMB90.31 billion, representing a year-on-year increase of 20.5%. Net profit reached RMB25.48 billion and earnings per share amounted to RMB0.57, representing a significant year-on-year increase of 56.8%. The Board of Directors has declared an interim dividend of HK$0.30 per share (tax inclusive) for the first half of 2018 by taking into account the Company’s financial status.

The Company is committed to a green and low-carbon development model and has strived to enhance the supply of clean energy. After years of hard work, the Company’s natural gas reserves have increased gradually with a promising development potential. In the first half of this year, natural gas production increased by 11.0% year-on-year. The successful appraisal of Bozhong 19-6, the largest gas field in Bohai, as well as the development and construction of Lingshui 17-2, the first independent deepwater gas field in offshore China, opened up a new era for the Company’s natural gas business.

The Company has always regarded operational safety and environmental protection as the cornerstone for its sustainable development and upheld the principles of “Safety and Environmental Protection First, People Oriented and Focus on Equipment Integrity”. The Company also adhered to the reciprocal relationship between development and protection. In practice, we strictly implemented national and industrial safety and environmental protection standards, actively participated in the battle against pollution, and focused on implementing the “Three-Year Action Plan to Enhance Environmental Protection in Bohai Oilfield”. The Company continued to improve the level and capability of risk classification and management, to prevent major accidents and risks, and to ensure safety and environmental protection throughout the production process.

Looking forward to the second half of the year, the external environment is still complicated and volatile, with many uncertainties ahead. The Company will continue to maintain its confidence and make solid progress to achieve its major production and operation targets for the year. Meanwhile, we will ensure the spirit of reform and the enthusiasm of innovation, respond to the uncertainties of the environment with high-quality development, turn challenges into opportunities, and achieve an overall improvement on competitiveness and risk resistance ability.

Dear shareholders, looking ahead, CNOOC Limited will continue to work hard, bring about and strive forward in order to achieve a high-quality development and create a better future with you.

Yang Hua

Chairman

Hong Kong, 23 August 2018

Key Figures

	Six months ended 30 June
	2018	2017

Net profit, million RMB	25,477	16,250
Basic earnings per share, RMB	0.57	0.36

Total oil and gas sales, million RMB	90,309	74,943
Total revenue, million RMB	105,649	92,362

Interim dividend per share, HK$ (tax inclusive)	0.30	0.20

Net Production*
Crude and Liquids, million barrels	194.1	198.2
Natural Gas, billion cubic feet	256.9	231.4
Total, million BOE	238.1	237.9

*	Including our interest in equity-accounted investees, which is approximately 10.6 million BOE for the first half of 2018 and approximately 8.4 million BOE for the first half of 2017.

Business Overview

In the first half of 2018, by adhering to strategic directions, improving quality and enhancing efficiency and strengthening risk control, the Company achieved its production and operation targets for the first half of the year with a stable safety production performance and positive progress in various businesses in accordance with the targets that were set in the beginning of the year.

EXPLORATION

In the first half of the year, according to the working plan laid down in the beginning of the year, the Company continued to follow a value-driven exploration philosophy and targeted mid-to-large sized oil and gas discoveries in offshore China. The Company focused its efforts on both oil and gas exploration and strengthened its gas exploration activities. Overseas, the Company focused on strategic core areas and expanded its reserve base. In the first half of the year, all exploration works progressed smoothly and the Company made eight new discoveries and 35 successful appraisal wells.

The Company made six new discoveries and drilled 33 successful appraisal wells in offshore China, with a success rate of 54-65% for independent exploration wells. It accelerated the appraisal of oil and gas fields and significantly increased the number of appraisal wells, securing the increase of reserves and production. Material progress has been made in the appraisal of Bozhong 19-6 gas field. Up till now, drilling of six wells were completed, proving that Bozhong 19-6 is a large gas field with resources over 100 million tons with high abundance, high productivity and high quality. Bozhong 29-6 was also successfully appraised and is expected to be classified as a hundred-million-ton class oilfield. Six new discoveries are Ledong 10-2, Weizhou 10-3 East and Wushi 23-5 North in Western South China Sea and Enping 10-2, Enping 15-2 and Lufeng 12-3 in Eastern South China Sea. Among which, Enping 10-2 and Enping 15-2 have shown the exploration potential of the northern belt of Enping Sag, and are expected to be jointly developed with Enping 15-1 to create a mid-sized oilfield. Lufeng 12-3 is the largest commercial PSC discovery in the recent years, and has the potential of developing into a mid-sized oilfield.

The Company made two new discoveries and drilled two successful appraisal wells overseas. Two new discoveries, Ranger and Pacora, were made in the Stabroek block offshore Guyana in the first half of the year. The eighth discovery within the block, Longtail, has been made recently, which further confirmed the potential of resources within the block. According to the operator, the total recoverable resources of the block are expected to be over 4 billion BOE.

In addition, the Company acquired 4,460 km2 of 3D seismic data.

The Company’s major exploration activities as of 30 June 2018 are shown in the table below:

	Exploration Wells		Seismic Data
	Wildcat	Appraisal Wells	3D (km2)

Offshore China (Independent)	26	41	4,059
Offshore China (PSC)	4	2	401
Overseas	3	2	–

Total	33	45	4,460

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company carefully organized its operating resources and progressed well for the five new projects that are expected to commence production within this year. Among them, Stampede oilfield and Weizhou 6-13 oilfield commenced production in the first half of the year. Wenchang 9-2/9-3/10-3 gas fields, which are expected to commence production in the second half of the year, are undergoing installation and commissioning. Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project and Dongfang 13-2 gas fields are also progressing as scheduled.

In the first half of the year, net production of the Company reached 238.1 million BOE, in line with expectation. Net production from offshore China was 152.9 million BOE, representing a decrease of 1.9% year-on-year, mainly due to the natural decline of producing fields. Net production from overseas was 85.2 million BOE, representing an increase of 3.7% year-on-year, mainly attributable to the rise in production brought by enhancement measures and new wells commencement of the Missan project in Iraq. In the first half of the year, crude and liquids and natural gas production accounted for 82% and 18% of the total net production, respectively. Natural gas production increased 11% year-on-year, which was mainly benefited from the growth of natural gas demand in China.

In the second half of the year, on the basis of safety and environmental protection, the Company will continue to promote the commencement of production of new oil and gas fields, properly maintain and increase the production of producing oil and gas fields and ensure the achievement of all production and operation targets of this year.

	First half of 2018*		First half of 2017*
	Crude and	Natural	Crude and	Natural
	liquids	gas	liquids	gas
	(million		(million
	barrels)	(bcf)	barrels)	(bcf)

China
Bohai	78.5	30.2	80.4	26.7
Western South China Sea	19.9	46.7	18.4	50.2
Eastern South China Sea	29.3	58.8	34.4	41.7
East China Sea	0.8	10.2	0.8	11.4
Others	–	0.3	–	–

Subtotal	128.5	146.2	134.0	130.0

Overseas
Asia (excluding China)	12.1	29.0	9.5	25.1
Oceania	0.7	17.3	0.4	14.1
Africa	11.9	–	14.2	–
North America (excluding Canada)	9.2	23.3	8.4	22.9
Canada	11.3	6.5	9.0	7.9
South America	5.1	30.8	4.0	25.3
Europe	15.3	3.9	18.8	6.1

Subtotal	65.6	110.7	64.3	101.3

Total	194.1	256.9	198.2	231.4

Total net production (million BOE)		238.1		237.9

*	Including our interest in equity-accounted investees, which is approximately 10.6 million BOE for the first half of 2018 and approximately 8.4 million BOE for the first half of 2017.

CAPITAL EXPENDITURE

In the first half of the year, the Company’s capital expenditure was RMB21.0 billion. Capital expenditure for exploration and development were RMB4.1 billion and RMB12.4 billion, representing a decrease of 14.6% and 11.4% year-on-year respectively, which was mainly attributable to cost savings due to the improvement of quality and enhancement of efficiency, as well as delay in some construction projects. Capital expenditure for production was RMB4.4 billion, representing an increase of 69.2% year-on-year, which was mainly attributable to increased workload of infill drillings etc.

COST AND EXPENSES

In the first half of 2018, major changes in cost items as compared with the first half of 2017 are as follows: depreciation, depletion and amortization expenses (“DD&A”) decreased by 14.5% to RMB27,221 million compared to RMB31,824 million in the same period of 2017, mainly due to change in production mix and increased reserve. Our Special Oil Gain Levy (“SOG” Levy) was RMB1,117 million, primarily due to the realized oil price in China offshore oilfields excessing the threshold of SOG Levy. Our losses attributable from a joint venture was RMB6,509 million while the profit attributable from a joint venture was RMB275 million in the first half of 2017, mainly due to depreciation on the value of the assets in Argentina owned by BC ENERGY INVESTMENTS CORP. as a result of the depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Save as disclosed in this Interim Report, there were not any material factors affecting our results and financial position during the first half of the year.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2018

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
		2018	2017
	Notes	(Unaudited)	(Unaudited)

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	3	90,309	74,943
Marketing revenues	3	12,538	14,237
Other revenue		2,802	3,182

		105,649	92,362

EXPENSES
Operating expenses		(11,610)	(11,299)
Taxes other than income tax	7(ii)	(4,245)	(3,752)
Exploration expenses		(2,260)	(2,673)
Depreciation, depletion and amortisation		(27,221)	(31,824)
Special oil gain levy	7(iii)	(1,117)	–
Impairment and provision		(159)	(305)
Crude oil and product purchases	3	(11,700)	(13,538)
Selling and administrative expenses		(3,135)	(3,188)
Others		(2,964)	(3,698)

		(64,411)	(70,277)

PROFIT FROM OPERATING ACTIVITIES		41,238	22,085
Interest income		327	309
Finance costs	5	(2,471)	(2,704)
Exchange gains, net		254	294
Investment income		1,675	1,063
Share of profits of associates		237	166
(Loss)/profit attributable to a joint venture	6	(6,509)	275
Other income, net		766	28

PROFIT BEFORE TAX		35,517	21,516
Income tax expense	7(ii)	(10,040)	(5,266)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO
OWNERS OF THE PARENT		25,477	16,250

		Six months ended 30 June
		2018	2017
	Notes	(Unaudited)	(Unaudited)

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified
to profit or loss
Exchange differences on translation
of foreign operations		2,241	(4,127)
Share of other comprehensive (expense)/income
of associates		(12)	22
Other items that will not be reclassified
to profit or loss
Fair value change on equity investments
designated as at fair value through other
comprehensive income		794	(755)
Others		29	–

OTHER COMPREHENSIVE INCOME/(EXPENSE)
FOR THE PERIOD, NET OF TAX		3,052	(4,860)

TOTAL COMPREHENSIVE INCOME FOR THE
PERIOD ATTRIBUTABLE TO OWNERS
OF THE PARENT		28,529	11,390

EARNINGS PER SHARE FOR THE PERIOD
ATTRIBUTABLE TO OWNERS
OF THE PARENT
Basic (RMB Yuan)	8	0.57	0.36
Diluted (RMB Yuan)	8	0.57	0.36

Details of the interim dividends declared for the period are disclosed in note 9 to the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position

30 June 2018

(All amounts expressed in millions of Renminbi)

		30 June	31 December
		2018	2017
	Notes	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	10	391,905	395,868
Intangible assets	11	15,091	15,070
Investments in associates		4,204	4,067
Investment in a joint venture		18,658	25,079
Equity investments	19	4,397	3,540
Deferred tax assets		27,540	25,509
Other non-current assets		9,791	9,248

Total non-current assets		471,586	478,381

CURRENT ASSETS
Inventories and supplies		7,541	7,354
Trade receivables	12	25,097	20,787
Equity investments	19	14	14
Other financial assets	19	103,544	74,344
Other current assets		7,831	8,387
Time deposits with maturity over three months		13,880	15,380
Cash and cash equivalents		23,480	12,572

Total current assets		181,387	138,838

CURRENT LIABILITIES
Loans and borrowings	14	4,804	13,892
Trade and accrued payables	13	27,314	26,713
Contract liabilities		2,726	–
Other payables and accrued liabilities		11,969	14,106
Dividends payable		11,293	–
Taxes payable		10,826	6,701

Total current liabilities		68,932	61,412

NET CURRENT ASSETS		112,455	77,426

TOTAL ASSETS LESS CURRENT LIABILITIES		584,041	555,807

		30 June	31 December
		2018	2017
	Notes	(Unaudited)	(Audited)

NON-CURRENT LIABILITIES
Loans and borrowings	14	129,469	118,358
Provision for dismantlement		54,373	52,893
Deferred tax liabilities		2,998	3,303
Other non-current liabilities		1,208	1,278

Total non-current liabilities		188,048	175,832

NET ASSETS		395,993	379,975

EQUITY
Equity attributable to owners of the parent
Issued capital	15	43,081	43,081
Reserves		352,912	336,894

TOTAL EQUITY		395,993	379,975

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2018

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent

			Statutory
		Cumulative	and non-			Proposed
	Issued	translation	distributive	Other	Retained	final
	capital	reserve	reserves	reserves	earnings	dividend	Total

Balances at 1 January 2017	43,081	(2,517)	20,000	4,556	308,155	9,096	382,371
Profit for the period	–	–	–	–	16,250	–	16,250
Other comprehensive expense, net of tax	–	(4,127)	–	(733)	–	–	(4,860)

Total comprehensive (expense)/income	–	(4,127)	–	(733)	16,250	–	11,390
2016 final dividend	–	–	–	–	183	(9,096)	(8,913)
Appropriation to reserve*	–	–	50,000	–	(50,000)	–	–

Balances at 30 June 2017 (Unaudited)	43,081	(6,644)	70,000	3,823	274,588	–	384,848

Balances at 31 December 2017	43,081	(12,638)	70,000	4,104	264,598	10,830	379,975
Impact of adopting IFRS 15/
HKFRS 15	–	–	–	–	(1,218)	–	(1,218)
Balances at 1 January 2018	43,081	(12,638)	70,000	4,104	263,380	10,830	378,757
Profit for the period	–	–	–	–	25,477	–	25,477
Other comprehensive income, net of tax	–	2,241	–	811	–	–	3,052

Total comprehensive income	–	2,241	–	811	25,477	–	28,529
2017 final dividend	–	–	–	–	(463)	(10,830)	(11,293)

Balances at 30 June 2018 (Unaudited)	43,081	(10,397)	70,000	4,915	288,394	–	395,993

*	During the six months ended 30 June 2017, CNOOC China Limited (“CNOOC China”), the Company’s wholly-owned subsidiary, appropriated RMB50,000 million to the general reserve fund.

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2018

(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)

Net cash generated from operating activities	58,406	48,847
Net cash used in investing activities	(46,212)	(45,090)
Net cash used in financing activities	(1,538)	(3,319)

Net increase in cash and cash equivalents	10,656	438
Cash and cash equivalents at beginning of period	12,572	13,735
Effect of foreign exchange rate changes, net	252	(114)

Cash and cash equivalents at end of period	23,480	14,059

Notes to Interim Condensed Consolidated Financial Statements

30 June 2018

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.    ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2018, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities
Directly held subsidiaries:
CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa

Indirectly held subsidiaries* (continued):
Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA	Brazil	R$2,965,600,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond issuance

Joint venture:
BC ENERGY INVESTMENTS CORP.**	British Virgin Islands	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China.

**	Bridas Corporation changed its name to BC ENERGY INVESTMENTS CORP. on 23 March 2018.

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2018 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017.

The financial information relating to the year ended 31 December 2017 that is included in this interim report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2017 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2017 except for revenue recognition policy and assessment of impairment on financial assets under IFRS 9/HKFRS 9.

Changes in accounting policy and disclosures

(i)	IFRS 15/HKFRS 15 Revenue from Contracts with Customers

The Group has applied IFRS 15/HKFRS 15 for the first time in the current period. IFRS 15/HKFRS 15 superseded IAS 18/HKAS 18 Revenue, IAS 11/HKAS 11 Construction Contracts and the related interpretations.

The Group’s major sources of revenue are revenue from oil and gas sales and marketing revenues.

The Group has applied IFRS 15/HKFRS 15 retrospectively with the cumulative effect of initially applying this standard recognised at the date of initial application, 1 January 2018. Any difference as at the date of initial application has been recognised as an adjustment to the opening retained earnings and comparative information has not been restated. Furthermore, in accordance with the transition provisions in IFRS 15/HKFRS 15, the Group has elected to apply the standard retrospectively only to contracts that are not completed at 1 January 2018. Accordingly, certain comparative information may not be comparable as comparative information was prepared under IAS 18/HKAS 18 Revenue and the related interpretations.

(a)	Key changes in accounting policies resulting from the application of IFRS 15/HKFRS 15

IFRS 15/HKFRS 15 introduces a 5-step approach when recognising revenue:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognise revenue when (or as) the Group satisfies a performance obligation

Under IFRS 15/HKFRS 15, the Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards the satisfaction of the relevant performance obligation if any one of the following criteria is met:

(1)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;

(2)	the Group’s performance creates and enhances an asset that the customer controls as the Group performs; or

(3)	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the associated good or service.

A contract asset represents the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9/HKFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The most significant change arises from revenues relating to oil and gas sales in which the Group has an interest with joint operation partners. Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. Since 1 January 2018, the Group ceased recording these transactions in accordance with the entitlement method. The Group recognises revenue when sales are made to customers.

The Group has entered into natural gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the customer to pay for minimum quantities, whether or not the customer takes delivery. Payments received from customers for natural gas not yet taken are recorded as contract liabilities. For contracts where the period between payment and transfer of the associated goods or services is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

(b)	Summary of effects arising from initial application of IFRS 15/HKFRS 15

The following table summarises the impact of transition to IFRS 15/HKFRS 15 on retained earnings as at 1 January 2018.

Impact of IFRS 15/
HKFRS 15 application
at 1 January 2018

Retained earnings:
The impact of overlifts or underlifts,
net of tax	(1,218)

Impact at 1 January 2018	(1,218)

The following adjustments were made to the amounts recognised in the condensed consolidated statement of financial position at 1 January 2018. Line items that were not affected by the changes have not been included.

				Carrying
	Carrying			amounts
amounts previously				under IFRS15/
	reported at			HKFRS 15 at
31 December 2017		Reclassification	Remeasurement	1 January 2018

CURRENT ASSETS
Trade receivables	20,787	–	(1,317)	19,470

NON-CURRENT ASSETS
Deferred tax assets	25,509	–	9	25,518

CURRENT LIABILITIES
Other payables and accrued liabilities	14,106	(2,909)	–	11,197
Contract liabilities	–	2,909	–	2,909
Taxes payable	6,701	–	(91)	6,610

NON-CURRENT LIABILITIES
Deferred tax liabilities	3,303	–	1	3,304

NET ASSETS	379,975	–	(1,218)	378,757

The following tables summarise the impacts of applying IFRS 15/HKFRS 15 on the Group’s condensed consolidated statement of financial position as at 30 June 2018 and its condensed consolidated statement of profit or loss and other comprehensive income for the current interim period for each of the line items affected. Line items that were not affected by the changes have not been included.

			Amounts
			without
			application
			of IFRS 15/
	As reported	Adjustments	HKFRS 15

Revenue
– Oil and gas sales	90,309	(545)	89,764
Expenses
– Operating expenses	(11,610)	99	(11,511)
– Depreciation, depletion and amortisation	(27,221)	81	(27,140)
Profit before tax	35,517	(365)	35,152
Income tax expense	(10,040)	84	(9,956)
Profit for the period attributable to
owners of the parent	25,477	(281)	25,196

Total comprehensive income for the period
attributable to owners of the parent	28,529	(281)	28,248

			Amounts
			without
			application
			of IFRS 15/
	As reported	Adjustments	HKFRS 15

CURRENT ASSETS
Trade receivables	25,097	(365)	24,732

NON-CURRENT ASSETS
Deferred tax assets	27,540	9	27,549

CURRENT LIABILITIES
Contract liabilities	2,726	(2,726)	–
Other payables and accrued liabilities	11,969	2,726	14,695
Tax payable	10,826	(76)	10,750

NON-CURRENT LIABILITIES
Deferred tax liabilities	2,998	1	2,999

NET ASSETS	395,993	(281)	395,712

(ii)	IFRS 9/HKFRS 9 Financial Instruments

In the current period, the Group has applied expected credit losses (“ECL”) model for financial assets in accordance with IFRS 9/HKFRS 9 Financial Instruments and the related consequential amendments to other IFRSs/HKFRSs.

The Group has applied IFRS 9/HKFRS 9 in accordance with the transition provisions set out in IFRS 9/HKFRS 9, i.e. applying the relevant requirements (other than those early adopted by the Group in previous year) retrospectively to instruments that have not been derecognised as at 1 January 2018 (the date of initial application) and not applying the requirements to instruments that have already been derecognised as at 1 January 2018. The difference between carrying amounts as at 31 December 2017 and the carrying amounts as at 1 January 2018 are recognised in the opening retained earnings, without restating comparative information.

(a)	Key changes in accounting policies resulting from application of IFRS 9/HKFRS 9

Impairment under ECL model

The Group recognises a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9/HKFRS 9 (including trade receivables). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment is done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information.

Generally, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

(b)	Summary of effects arising from the application of IFRS 9/HKFRS 9

The application of IFRS 9/HKFRS 9 does not have any material impact on the interim financial position or performance of the Group.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the sales of oil and gas, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised at a point in time when the control of ownership has been transferred, which is when title passes to the customer.

Marketing revenues principally represent the sales of oil and gas that the Group has interest with the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when title passes to the customer. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

4.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are operating segments whose financial information is reviewed by the Group’s chief operating decision maker when making decisions regarding allocating resources and assessing performance.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months		Six months		Six months		Six months		Six months
	ended 30 June		ended 30 June		ended 30 June		ended 30 June		ended 30 June
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

External revenue	84,496	70,390	21,011	21,787	142	185	–	–	105,649	92,362
Intersegment revenue*	8,484	7,563	(8,484)	(7,563)	–	–	–	–	–	–

Total revenue	92,980	77,953	12,527	14,224	142	185	–	–	105,649	92,362

Segment Profit/(Loss) for the period	29,817	15,758	669	419	(4,704)	3,171	(305)	(3,098)	25,477	16,250

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30	31	30	31	30	31	30	31	30	31
	June	December	June	December	June	December	June	December	June	December
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	475,532	458,435	5,157	3,588	360,881	368,820	(188,597)	(213,624)	652,973	617,219

Segment liabilities	(296,347)	(301,167)	(3,711)	(2,375)	(123,040)	(124,794)	166,118	191,092	(256,980)	(237,244)

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

5.	FINANCE COSTS

Accretion expenses of approximately RMB1,253 million (six months ended 30 June 2017: approximately RMB1,068 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2018.

6.	(LOSS)/PROFIT ATTRIBUTABLE TO A JOINT VENTURE

The loss attributable to a joint venture recognised during the period was primarily attributable to the impairment at BC ENERGY INVESTMENTS CORP. in Argentina, which was triggered by the significant depreciation of the currency of peso and the significant interest rate increase in Argentina.

7.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2017: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, was subject to corporate income tax at the rate of 15% for the three years ended 31 December 2017, after being assessed as a high and new technology enterprise. The subsidiary is in the process of re-applying to be assessed as a high and new technology enterprise with effect from 2018 to 2020.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2017: 10% to 50%).

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production tax at the rate of 5% on production under production sharing contracts.

–	VAT is applicable to sales under independent oil and gas fields. According to “Notice on Simplifying the Relevant Policies on Value-added Tax Rates” (Cai Shui [2017] No.37), with effect from 1 July 2017, the VAT rate of 13% had been removed and gas sales had been subject to the VAT rate of 11%. VAT rates of 17% and 11% have been adjusted to 16% and 10% respectively since 1 May 2018 according to “Notice on adjustment on Value-added Tax Rates” (Cai Shui [2018] No.32). After the adjustment, the applicable VAT rate ranges from 10% to 16%.

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

–	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% on 1 December 2014;

–	Export tariff at the rate of 5% on the export value of petroleum oil;

–	City construction tax at the rates of 1% or 7% on the production taxes and VAT paid;

–	Educational surcharge at the rate of 3% on the production taxes and VAT paid; and

–	Local educational surcharge at the rate of 2% on the production taxes and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

(iii)	Special oil gain levy

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and ad valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

8.	EARNINGS PER SHARE

	Six months ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)

Earnings:
Profit for the purpose of basic and diluted earnings
per share calculation	25,477	16,250

Number of shares:
Number of ordinary shares for the purpose of
basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	7,554,433	3,674,864

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,655,010,417	44,651,130,848

Earnings per share
– Basic (RMB Yuan)	0.57	0.36

– Diluted (RMB Yuan)	0.57	0.36

9.	DIVIDENDS

On 23 August 2018, the board of Directors (the “Board”) declared an interim dividend of HK0.30 (tax inclusive) per share (six months ended 30 June 2017: HK$0.20 (tax inclusive) per share), totaling approximately HK$13,394 million (tax inclusive) (equivalent to approximately RMB11,293 million (tax inclusive)) (six months ended 30 June 2017: approximately RMB7,750 million (tax inclusive)), based on the number of issued shares as at 30 June 2018.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

10.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2018, additions to the Group’s property, plant and equipment, amounted to approximately RMB21,077 million (six months ended 30 June 2017: approximately RMB20,737 million).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners and the operator of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB1,313 million (six months ended 30 June 2017: approximately RMB1,126 million) in respect of interest capitalised in property, plant and equipment.

11.	INTANGIBLE ASSETS

The intangible assets of the Group comprise gas processing rights of the NWS Project, marketing transportation and storage contracts and seismic data usage rights, software, goodwill and others. The intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

12.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2018 and 31 December 2017, the age of substantially all the trade receivables was within one year.

13.	TRADE AND ACCRUED PAYABLES

As at 30 June 2018 and 31 December 2017, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

14.	LOANS AND BORROWINGS

Current

		30 June	31 December
	Effective interest rate	2018	2017
	and maturity	(Unaudited)	(Audited)

Short-term loans
and borrowings
– General loans****	LIBOR+0.60% to 0.75%
	per annum with maturity
	within one year*****	4,589	8,779

		4,589	8,779

Loans and borrowings
due within one year
– For Tangguh LNG	LIBOR+0.19% to 0.335%
Project**	per annum with maturity
	within one year	215	212
– Notes*		–	4,901

		215	5,113

		4,804	13,892

Non-current
		30 June	31 December
	Effective interest rate	2018	2017
	and maturity	(Unaudited)	(Audited)

For Tangguh LNG	LIBOR+0.19% to 0.335%
Project**	per annum with maturity
	through 2021	401	502
For Tangguh LNG III	LIBOR+1.37% to 3.45% per
Project***	annum with maturity from
	2021 to 2029	1,110	777
Notes*		127,958	117,079

		129,469	118,358

*	The detail of notes are as follows:

			Outstanding Principal Amount
			30 June	31 December
Issued by	Maturity	Coupon Rate	2018	2017
			(Unaudited)	(Audited)
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Matured in 2018	1.750%	–	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	–
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	–

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$135,163,308.28.

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at 30 June 2018, the amount of bank loans guaranteed by the Company was nil (31 December 2017: US$650 million).

*****	As at 30 June 2018, US$694 million shareholder loans (31 December 2017: US$694 million) of the Group were included in general loans. For details please refer to Note 17(v).

There was no default of principal, interest or redemption terms of the loans and borrowings during the period.

15.	SHARE CAPITAL

		Issued
	Number	share capital
	of shares	equivalent of
		RMB million

Issued and fully paid:
Ordinary shares with no par value as at
1 January 2017, as at 31 December 2017 (audited)
and as at 30 June 2018 (unaudited)	44,647,455,984	43,081

16.	SHARE OPTION SCHEMES

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

(i)	Pre-Global Offering Share Option Scheme (expired in 2011);

(ii)	2001 Share Option Scheme (expired in 2011);

(iii)	2002 Share Option Scheme (expired in 2015); and

(iv)	2005 Share Option Scheme (as defined in the “Other Information” section).

Details of these share option schemes are disclosed in the “Other Information” section in the interim report.

During the six months ended 30 June 2018, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
	Number of	average
	share options	exercise price
		HK$

Outstanding as at 1 January 2018	129,919,000	12.34
Forfeited during the period	(24,596,000)	11.33
Expired during the period	(35,280,000)	14.83

Outstanding as at 30 June 2018	70,043,000	11.43

Exercisable as at 30 June 2018	70,043,000	11.43

No share options had been cancelled during the six months ended 30 June 2018.

As at 30 June 2018, the share options outstanding under these share option schemes represented approximately 0.16% of the Company’s shares in issue as at that date (31 December 2017: 0.29%).

No right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2018.

17.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 15 November 2016 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of marketing, management and ancillary services

(e)	Floating production, storage and offloading (“FPSO”) vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

(b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiations based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e) on the basis of the above pricing principle, are unanimously determined with CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	Six months ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)

Provision of exploration and support services	2,390	2,428
– Inclusive of amount capitalised under property,
plant and equipment	1,278	1,493
Provision of oil and gas development
and support services	7,189	5,697
Provision of oil and gas production
and support services (Note a)	4,019	3,761
Provision of marketing, management
and ancillary services (Note b)	464	518
FPSO vessel leases (Note c)	591	743

	14,653	13,147

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2018 and 2017.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Six months ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)

Sales of petroleum and natural gas products
(other than long-term sales of natural gas
and liquefied natural gas) (Note d)	63,351	55,540
Long-term sales of natural gas
and liquefied natural gas (Note e)	5,874	4,824

	69,225	60,364

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (Note f)

(a) Interest income received by the Group
	Six months ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)

Interest income from deposits
in CNOOC Finance	135	136

(b) Deposits balances made by the Group
	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Deposits in CNOOC Finance	19,469	19,465

(v)      Balances with the CNOOC Group

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Amount due to CNOOC
– included in other payables and accrued liabilities	2	193
Amounts due to other related parties
– included in trade and accrued payables	23,830	16,651

	23,832	16,844

Borrowings from CNOOC (Note g)	4,589	4,532

Amounts due from other related parties
– included in trade receivables	13,865	12,401
– included in other current assets	413	513

	14,278	12,914

(vi)     Balance with a joint venture

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Amount due from a joint venture
– included in other current assets	133	126

(vii)    Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises customers: 7% (six months ended 30 June 2017: 15%) of the Group’s revenue in the six-month period ended 30 June 2018 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China National Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 30 June 2018, as summarised below:

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Cash and cash equivalents	7,885	3,824
Time deposits with maturity over three months	20	13
Specified dismantlement fund accounts,
included in other non-current assets	8,059	7,555

	15,964	11,392

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)   Key management personnel’s remuneration

	Six months ended 30 June
	2018	2017
	(Unaudited)	(Unaudited)

Short-term employee benefits	7	8
Pension scheme contributions	1	1

Amount paid/payable during the period	8	9

	8	9

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Accumulated investment	1,957	1,940

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the financial services framework agreement with CNOOC Finance dated 1 December 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from 1 January 2017 to 31 December 2019. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The maximum daily outstanding balance for deposits in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) was RMB19,500 million (six months ended 30 June 2017: RMB19,500 million) during the period.

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 30 June 2018, the withdrawal amount of the loan was US$130 million (31 December 2017: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 30 June 2018, the withdrawal amount of the loan was US$564 million (31 December 2017: US$564 million).

18.       COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2018, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Contracted, but not provided for*	47,581	46,704

*	The capital commitments contracted, but not provided for include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB4,192 million (31 December 2017: RMB4,030 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Contracted, but not provided for	1,557	691

As at 30 June 2018, the Group had unutilised banking facilities amounting to approximately RMB54,676 million (31 December 2017: RMB53,749 million).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at 30 June 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Commitments due:
No later than one year	1,173	1,630
Later than one year and not later than two years	640	1,048
Later than two years and not later than five years	954	1,274
Later than five years	1,651	1,774

	4,418	5,726

The above table includes minimum lease payments of approximately RMB816 million (31 December 2017: RMB1,218 million) to the CNOOC Group.

Office properties commitments of a joint venture:

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Commitments due:
No later than one year	19	18
Later than one year and not later than two years	16	12
Later than two years and not later than five years	19	16
Later than five years	22	23

	76	69

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 30 June 2018, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2018	2017
	(Unaudited)	(Audited)

Commitments due:
No later than one year	1,173	1,272
Later than one year and not later than two years	917	875
Later than two years and not later than five years	1,557	1,616
Later than five years	3,152	3,406

	6,799	7,169

The above table includes a commitment of approximately RMB2,818 million (31 December 2017: RMB3,366 million) to the CNOOC Group.

(iii)	Contingencies

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the interim condensed consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the interim condensed consolidated financial statements.

19.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also uses derivatives to manage foreign currency risk for non-trading purposes.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, short-term loans, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as sufficient information is not available to measure their fair values as at 30 June 2018 and 31 December 2017.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 30 June 2018 and 31 December 2017.

The estimated fair value of the Group’s long term guaranteed notes was approximately RMB129,215 million (31 December 2017: RMB128,315 million), which was determined by reference to the market price as at 30 June 2018.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 30 June 2018 and 31 December 2017, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2018	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	83,838	–	83,838	–
Money market funds	19,706	19,706	–	–
Equity investments
Non-publicly traded investment – current	14	–	14	–
Publicly traded investments – non current	1,585	1,585	–	–

	105,143	21,291	83,852	–

	31 December 2017	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	66,229	–	66,229	–
Money market funds	8,115	8,115	–	–
Equity investments
Non-publicly traded investment – current	14	–	14	–
Publicly traded investments – non current	781	781	–	–

	75,139	8,896	66,243	–

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used.

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

20.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the interim condensed consolidated financial statements.

21.	APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2018 were approved and authorised for issue by the Board on 23 August 2018.

Report on Review of Interim Condensed Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF CNOOC LIMITED

(Incorporated in the Hong Kong Special Administrative Region with limited liability)

Introduction

We have reviewed the interim condensed consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 9 to 51 which comprise the interim condensed consolidated statement of financial position as of 30 June 2018 and the related interim condensed consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

23 August 2018

Other Information

DIRECTORS’ INTERESTS

As at 30 June 2018, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant	price
					(HK$)	(HK$)

Executive Director
Yuan Guangyu	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,899,000	1,899,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Non-executive Director
Yang Hua	1,857,000	–	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Other Employees **
in Aggregate	33,423,000	–	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	39,408,000	27,258,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	46,640,000	34,194,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one-third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	With effect from 27 April 2018, Mr. Wu Guangqi has resigned as a non-executive director of the Company. Information on Mr. Wu’s share options outstanding at the beginning of the period is included in the category of “Other employees”.

During the six months ended 30 June 2018, no share options granted under the share option schemes of the Company were exercised.

Interests in shares

			Approximate
			percentage of total
Name of Director	Nature of interest	Ordinary shares	issued shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	200,000	0.000%

All the interests stated above represent long positions. As at 30 June 2018, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2018.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 30 June 2018, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

			Approximate
			percentage
			of total
		Ordinary shares held	issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2018, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

inforMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (expired in 2015); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who, in sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2018 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim report for the six months ended 30 June 2018 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2018.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2018, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provisions (“Code Provisions”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provisions and the reasons for such deviations.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2018, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the changes in information of Directors of the Company up to date are set out below:

Name of Director	Details of Changes

Liu Jian	Resigned as the Vice Chairman and a Non-executive Director of the Company with effect from 16 August 2018

Resigned as the chairman and director of CNOOC China Limited, a subsidiary of the Company, with effect from 21 May 2018

Wu Guangqi	Resigned as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018

Wang Dongjin	Appointed as a Non-executive Director and a member of the Remuneration Committee of the Company with effect from 27 April 2018

Yuan Guangyu	Appointed as the chairman of CNOOC China Limited with effect from 21 May 2018

Resigned as the general manager of CNOOC China Limited with effect from 21 May 2018

Xu Keqiang	Appointed as the general manager of CNOOC China Limited with effect from 21 May 2018

Resigned as the chairman of Nexen Energy ULC, a subsidiary of the Company, with effect from 15 June 2018

Resigned as the chairman of CNOOC International Limited, a subsidiary of the Company, with effect from 20 June 2018

Lawrence J. Lau	Appointed as an independent non-executive director of Semiconductor Manufacturing International Corporation (中芯國際集成電路製造有限公司*), a company listed on the Main Board of the HKSE (stock code: 981), with effect from 22 June 2018

* For identification purpose only

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2017, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10 September 2018 (Monday) to 14 September 2018 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 7 September 2018 (Friday). The interim dividend will be paid on or around 16 October 2018 (Tuesday) to shareholders whose names appear on the register of members on 14 September 2018 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2018 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2018 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 14 September 2018 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2018 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2018 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 14 September 2018. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2018 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 7 September 2018 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 14 September 2018. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Li Jiewen

Joint Company Secretary

Hong Kong, 23 August 2018

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

（根據公司條例在香港註冊成立的有限責任公司）

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)

（股份代碼：00883）

(Stock Code: 00883)

NOTIFICATION LETTER 通 知 信 函

3 September 2018

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of 2018 Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and viewing them through Adobe® Reader®or browsing through the HKEXnews’ website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國海洋石油有限公司（「本公司」）

– 2018中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)。 請在本公司網站主頁按「投資者關係」一項，再在「定期報告」項下選擇「通訊文件名稱」並使用Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如　閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk）內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命

中國海洋石油有限公司

聯席公司秘書

李潔雯

謹啟

2018年9月3日

附註：(1)此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-XX092018-1(21)

Request Form申請表格
To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong	致：	中國海洋石油有限公司（「本公司」） （股份代號：00883） 經香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：

(Please mark ONLY ONE（X）of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number 聯絡電話號碼	Signature(s) 簽名

Notes附註：

1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

本聲明中所指的「個人資料」具有香港法例第486章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及╱或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及╱或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

閣下有權根據《私隱條例》的條文查閱及╱或修改 閣下的個人資料。任何該等查閱及╱或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓）的個人資料私隱主任提出。

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

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郵寄標籤 MAILING LABEL
閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼 Freepost No. 37 香港 Hong Kong